SOUTHPORT, CONNECTICUT 06890 U.S.A.
July 11, 2008
Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 7010
Washington, D.C. 20549-7010

Re:	Form 10-K for the fiscal year ended December 31, 2007
File No. 001-10435
Dear Mr. Hartz:
This letter is in response to your letter of June 24, 2008.
Please be advised that in future Form 10-K and Form 10-Q filings, we will eliminate the financial measure of Performance Gross Margin, based on your recommendation.
If you require any additional information or further clarification, please call me at (203) 259-7843 ext 3251.
Sincerely,
/s/ Thomas A. Dineen
Thomas A. Dineen
Vice President, Treasurer and Chief Financial Officer

bcc:	M. Fifer
L. Gasper
D. Renken
J. LaGueux (Patterson, Belknap)
P. Siciliano (McGladrey & Pullen)